Mail Stop 3561

January 8, 2009

Ms. Virginia K. Sourlis
President
Grace 1, Inc.
2 Bridge Avenue
Red Bank, NJ 07701

>   **Re: Grace 1, Inc.**
>   **Form 10-K for the Fiscal Year Ended**
>   **May 31, 2008**
>   **Filed July 31, 2008**
>   **File No. 000-52061**

Dear Ms. Sourlis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2008

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1. We note that your certifying officers concluded that your disclosure controls and procedures were <u>sufficiently effective</u>. Please explain to us the meaning of <u>sufficiently effective</u>. It is not clear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective or ineffective.

2. In light of the comments below regarding deficiencies in management's annual report on internal control over financial reporting, please consider whether management's failure to provide a complete report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate. If you continue to believe your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and any remediation plans that have or will be enacted.

Limitations on the Effectiveness of Controls, page 15

3. We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met."   We also note similar statements in your quarterly reports for the periods ended August 31, 2008 and November 30, 2008. Please confirm that in future filings you will state clearly, if true, that your disclosure controls and procedures are <u>designed</u> to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 15

4. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Other Exchange Act Reports

5. Please revise your other Exchange Act reports, as necessary, to comply with the
    comments above. Specifically address our comments above regarding the level of
    assurance of your disclosure controls and procedures.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services